# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 27F, Pearl River Tower, No. 15 West Zhuj, Zhujiang New Town, Tianhe, Tianhe, China (F4), 510623
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002079549

## Reporting persons
- Vanguard First Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,100,000; shared voting power 0; sole dispositive power 3,100,000; shared dispositive power 0; aggregate amount beneficially owned 3,100,000 (19.53% of the class)
  Comment: Note to Row 5, 7, 9: Represents 3,100,000 Class A ordinary shares, par value $0.4 per share, of AIFU Inc. (the "Issuer") held by Vanguard First Limited. Vanguard First Limited is 100% owned by Ileana Zhao.
  
  Note to Row 11: The percentage calculation is based on 15,870,271 ordinary shares, including 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares, of the Issuer outstanding as of July 23, 2025.
- Ileana Zhao: type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); sole voting power 3,100,000; shared voting power 0; sole dispositive power 3,100,000; shared dispositive power 0; aggregate amount beneficially owned 3,100,000 (19.53% of the class)
  Comment: Note to Row 5, 7, 9: Represents 3,100,000 Class A ordinary shares, par value $0.4 per share, of the Issuer held by Vanguard First Limited. Vanguard First Limited is 100% owned by Ileana Zhao.
  
  Note to Row 11: The percentage calculation is based on 15,870,271 ordinary shares, including 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares, of the Issuer outstanding as of July 23, 2025.

## Item 1. Issuer
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 27F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Gua, F4 510623

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"): i) Vanguard First Limited; and ii) Ileana Zhao.
Address of principal business office or, if none, residence: The address of Vanguard First Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the address of Ileana Zhao is Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong.
Citizenship: Vanguard First Limited is a British Virgin Islands company. Ileana Zhao is a citizen of the Republic of Guinea-Bissau.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vanguard First Limited: 3,100,000

Ileana Zhao: 3,100,000. Represents 3,100,000 Class A ordinary shares held by Vanguard which is wholly owned by Ms. Ileana Zhao.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on 15,870,271 ordinary shares, including 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares, of the Issuer outstanding as of July 23, 2025.

Vanguard First Limited: 19.53%

Ileana Zhao: 19.53%
Sole power to vote or to direct the vote:
Vanguard First Limited: 3,100,000

Ileana Zhao: 3,100,000

Percent of Aggregate Voting Power:

Vanguard First Limited: 1.18%

Ileana Zhao: 1.18%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Vanguard First Limited: 3,100,000

Ileana Zhao: 3,100,000
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description 1 Joint Filing Agreement

## Signatures
- Vanguard First Limited: /s/ Ileana Zhao, Ileana Zhao/Director (08/01/2025)
- Ileana Zhao: /s/ Ileana Zhao, Ileana Zhao (08/01/2025)